CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

SYNVISTA THERAPEUTICS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is Synvista Therapeutics, Inc.

2. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on October 22, 1986 under the name Geritech Inc. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 7, 1990. A Certificate of Amendment, changing the Corporation’s name from Geritech Inc. to Alteon Inc. was filed with the Secretary of State of the State of Delaware on August 29, 1991. A Restated Certificate of Incorporation was filed on July 24, 2007 which among other provisions changed the name of the Corporation to Synvista Therapeutics, Inc. The Restated Certificate of Incorporation of the Corporation filed on July 24, 2007 is hereby amended to change the authorized shares of the Corporation by deleting Section A of Article FOURTH and by substituting in lieu of said Section A of Article FOURTH a new Section A Article FOURTH as follows:

“FOURTH:

A. Designation and Number of Shares.

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 165,000,000 shares, consisting of 150,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and 15,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock designation.”

3. Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted consented to the adoption of the aforesaid amendment without a meeting, without a vote and without prior notice and that written notice of the taking of such actions is being given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

4. The amendment of the Restated Certificate of Incorporation, as amended, herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its President and Chief Executive Officer on the 22nd day of July, 2008.

/s/ Noah Berkowitz, M.D., Ph.D.

Noah Berkowitz, M.D., Ph.D.